Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	Name and Address of Company

Gold Standard Ventures Corp. (the “Company”)
Suite 610-815 West Hastings Street
Vancouver, British Columbia
V6C 1B4

ITEM 2.	Date of Material Change

December 2, 2020

ITEM 3.	News Release

A news release was issued and disseminated via GLOBE NEWSWIRE by the Company on December 2, 2020.

ITEM 4.	Summary of Material Change

On December 2, 2020, the Company announced that a CEO succession plan had been finalized. Jonathan Awde handed over the role of President and CEO to Jason Attew who joined the Company on December 2, 2020. Mr. Awde will continue his support of the Company as a member of the Board of Directors.

In connection with his appointment as President and CEO, Mr. Attew subscribed for 1,000,000 common shares of the Company at a price per share of C$0.854, which represented the 5 day volume weighted average price (“VWAP”) immediately preceding the announcement for aggregate proceeds of C$854,000 through a non-brokered private placement with the Company (the “Share Purchase”).

ITEM 5.	Full Description of Material Change

On December 2, 2020, the Company announced that a CEO succession plan had been finalized. Jonathan Awde handed over the role of President and CEO to Jason Attew who joined the Company on December 2, 2020. Mr. Awde will continue his support of the Company as a member of the Board of Directors.

In connection with his appointment as President and CEO, Mr. Attew subscribed for 1,000,000 common shares of the Company at a price per share of C$0.854, which represented the 5 day VWAP immediately preceding the announcement for aggregate proceeds of C$854,000 through the Share Purchase.

Mr. Attew is considered a “related party” of the Company, and the Share Purchase constituted a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Take-over Bids and Special Transactions (“MI 61-101”). The Share Purchase was exempt from the formal valuation and the minority approval requirements of MI 61-101 as the fair market value of the consideration for the Share Purchase did not exceed 25% of the Company’s market capitalization. All of the terms and conditions of the Share Purchase, along with other matters relating to the CEO succession plan were reviewed and approved by the board of directors of the Company on December 2, 2020 (with Mr. Awde abstaining, due to his interest in the CEO succession plan).

ITEM 5.2.	Disclosure of Restructuring Transactions

Not applicable.

ITEM 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7.	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	Executive Officer

For further information, please contact:

Glenn Kumoi
VP General Counsel and Corporate Secretary
(778) 892-2502
glenn@goldstandardv.com

ITEM 9.	Date of Report

December 8, 2020

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This material change report contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about the Share Purchase are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions, the current outbreak of the novel coronavirus (COVID-19), and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.